Exhibit 23.2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the inclusion in this Registration Statement of Khosla Ventures Acquisition Co. II on Form S-4 (File No. 333-253098) of our report dated February 12, 2021, which includes an explanatory paragraph as to Khosla Ventures Acquisition Co. II’s ability to continue as a going concern, with respect to our audit of the financial statements of Khosla Ventures Acquisition Co. II as of February 1, 2021 and for the period from January 29, 2021 (inception) through February 1, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.
/s/ Marcum LLP
Marcum LLP
Houston, TX
July 20, 2021